UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Act of 1934

Amerinac Holding Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03077Y107

(CUSIP Number)

John Wachter

20 Nassau Street, Suite 12

Princeton, NJ 08542

(609) 945-1690

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d‑1(g), check the following box: ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 03077Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) John Wachter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,114
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 59,114
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19%
14	TYPE OF REPORTING PERSON* IN

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CUSIP No. 03077Y107

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Amerinac Holding Corp., a Delaware corporation (the “Company” or “Amerinac”). The Company’s principal executive offices are located at 5936 State Route 159, Chillicothe, Ohio, 45601.

Item 2. Identity and Background

This Statement is being filed by John Wachter (the “Reporting Person”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the “Act”).

The present occupation of the Reporting Person is serving as Chief Executive Officer of the Company. The business address of the Report Person is c/o Polymathes Capital, 20 Nassau Street STE 12, Princeton, New Jersey 08542.

During the last five years, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Effective May 8, 2018, the Reporting Person received 46,626 shares of Common Stock of the Company pursuant to the Distribution (as defined below) for no consideration as described in Item 4 below.

Effective December 31, 2018, the Company issued 7,500 shares of Common Stock of the Company to the Reporting Person pursuant to the 2017-2019 Amerinac Holding Corp. Executive Bonus Plan (the “Executive Bonus Plan”), which is subject to and governed by the terms of the Amerinac Holding Corp. 2017 Equity Incentive Plan (the “2017 Equity Plan”).

Item 4. Purpose of Transaction

Distribution Transaction

Effective May 8, 2018, Precision Group Holdings LLC (“PGH”) made a pro-rata, in-kind distribution of 196,743 shares of Common Stock of the Company to its members of for no consideration (the “Distribution”). The Reporting Person received 46,626 shares of Common Stock of the Company in the Distribution for no consideration.

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Item 5. Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, the Reporting Person beneficially owns 59,114 shares of Common Stock of the Company, constituting 19% of the Company’s outstanding Common Stock, based on 313,636 shares of Common Stock of the Company issued and outstanding.

The Reporting Person has the sole power to vote or dispose of all of the shares of Common Stock.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Person during the last 60 days.

(d) None.

(e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2019	By:	/s/ John Wachter
John Wachter

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